January 23, 2008

Mail Stop 4561

*By U.S. Mail and facsimile to (702) 733-5620*

Sheldon G. Adelson
Chairman of the Board,
  Chief Executive Office and Treasurer
Las Vegas Sands Corp.
3355 Las Vegas Sands Boulevard South
Las Vegas, Nevada  89109

> **Re:    Las Vegas Sands Corp.**
> **Definitive 14A**
> **Filed April 30, 2007**
> **File No. 001-32373**

Dear Mr. Adelson:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing.  We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor

cc:  Gayle M. Hyman (*via facsimile*)